UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No. 001-36565

INNOCOLL AG

(Translation of registrant’s name into English)

Innocoll Holdings plc
Unit 9, Block D
Monksland Business Park
Monksland, Athlone,
Co. Roscommon, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On December 20, 2015, Innocoll AG (“Innocoll”) adopted the common draft terms of a cross-broker merger (the “Merger Proposal”) with Innocoll Holdings plc, an Irish public limited company (“Innocoll Ireland”). Under the Merger Proposal, and subject to the conditions set forth in the Merger Proposal, Innocoll and Innocoll Ireland intend to effect a cross-border merger with Innocoll being the disappearing entity and Innocoll Ireland being the surviving entity in a merger by acquisition (the “Merger”). The Merger will result in Innocoll Ireland becoming the publicly-traded parent company and change the jurisdiction of organization of Innocoll from Germany to Ireland.

On the effective date of the Merger, each holder of Innocoll ordinary shares (other than holders of ADSs) will receive 13.25 Innocoll Ireland ordinary shares for each Innocoll ordinary share held prior to the Merger. Conditioned upon the Merger becoming effective, Innocoll has resolved to terminate the Innocoll American Depositary Share (“ADS”) facility which will result in each outstanding ADS, which currently represents 1/13.25 of an ordinary share of Innocoll, becoming one Innocoll Ireland ordinary share in connection with the Merger.

We expect the Innocoll Ireland ordinary shares to be listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “INNL”, the same symbol under which Innocoll ADSs are currently listed and traded. Upon completion of the Merger, Innocoll Ireland will continue to be subject to U.S. Securities and Exchange Commission reporting requirements applicable to foreign private issuers, the mandates of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the applicable corporate governance rules of NASDAQ as well as applicable rules and reporting requirements under Irish law. The Merger is subject to Innocoll shareholder approval of the Merger Proposal and certain other conditions.

The foregoing description of the Merger and related transactions does not purport to be complete and is qualified in its entirety by reference to the Merger Proposal filed as Exhibit 2.1 and incorporated herein by reference.

Additional Information

In connection with the proposed change in domicile and related Merger, Innocoll Holdings plc has filed with the SEC a registration statement on Form F-4 that includes a preliminary prospectus regarding the Merger, and each of Innocoll AG and Innocoll Holdings plc may be filing with the SEC other documents that contain other relevant materials in connection with the proposed change in domicile of Innocoll AG. Relevant materials will be mailed to the shareholders of Innocoll AG once Innocoll Holdings plc’s registration statement has been declared effective by the SEC. INVESTORS ARE ADVISED TO READ THE PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INNOCOLL AG AND ITS PROPOSED CHANGE IN DOMICILE. You may obtain a free copy of the preliminary prospectus and other relevant documents filed with the SEC from the SEC’s web site at www.sec.gov. You will also be able to obtain, without charge, a copy of the preliminary prospectus and other relevant documents by directing a request to Innocoll Holdings plc, Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland, telephone +353 (0) 90 6486834.

EXHIBITS

Exhibit Number	Description

2.1	Merger Proposal, dated December 20, 2014, between Innocoll AG and Innocoll Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Pepe Carmona
	Name:	Pepe Carmona
	Title:	Chief Financial Officer

Date: December 21, 2015